FEDERATED DEPARTMENT STORES, INC.
7 West Seventh Street
Cincinnati, Ohio 45202
(513) 579-7000

May 26, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director Howard M. Baik

Facsimile No.: (202) 772-9204

Re: Federated Department Stores, Inc. Registration Statement on Form S-4 (No. 333-123667)

      The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the Registration Statement on Form S-4 (No. 333-123667), as amended, of Federated Department Stores, Inc. be declared effective at the end of the day on May 26, 2005, or as early as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to the undersigned at (513) 579-7560 and that such effectiveness also be confirmed in writing.

      The undersigned acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Federated Department Stores, Inc.
By:	/s/ Dennis J. Broderick
	Name:	Dennis J. Broderick, Esq.
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Lyle G. Ganske, Esq./Jones Day Christopher J. Hewitt, Esq./Jones Day